UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CARDIFF ONCOLOGY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

14147L108

(CUSIP Number)

Acorn Bioventures, L.P.

Attention: Anders Hove

420 Lexington Avenue

Suite 2626

New York, New York 10170

(212) 299-4777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☒

(Page 1 of 8 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14147L108	SCHEDULE 13D/A	Page 2 of 8 Pages

1.	Names of Reporting Persons. Acorn Bioventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,043,173 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,043,173 *
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,043,173 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.38% †
14.	Type of Reporting Person (See Instructions) PN

*

Includes (i) 482,160 Series M Warrants (the “M Warrants”), which are exercisable for shares of common stock, and (ii) 1,229,506 Series N Warrants (the “N Warrants”), which are exercisable for shares of common stock.

†	The percentage of class was calculated based on 44,677,169 shares of the Company’s common stock, par value $0.0001 per share outstanding as of October 27, 2022, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2022.

CUSIP No. 14147L108	SCHEDULE 13D/A	Page 3 of 8 Pages

1.	Names of Reporting Persons. Acorn Capital Advisors, GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,043,173 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,043,173 *
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,043,173 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.38% †
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14147L108	SCHEDULE 13D/A	Page 4 of 8 Pages

1.	Names of Reporting Persons. Anders Hove
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,043,173 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,043,173 *
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,043,173 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.38% †
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 14147L108	SCHEDULE 13D/A	Page 5 of 8 Pages

This constitutes Amendment No. 1 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 4 and 5 as set forth below

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety by the following:

Item 2 (a) – (c). This statement is being filed by the following persons: Acorn Bioventures, L.P., a Delaware limited partnership (“Acorn”), Acorn Capital Advisors, GP, LLC, a Delaware limited liability company (“Acorn GP”), which is the sole general partner of Acorn, and Anders Hove (“Hove”), who is the manager of Acorn GP. Each of Acorn, Acorn GP and Hove are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of each of the Reporting Persons is investing in public and private biotechnology companies, and the address of each Reporting Person is 420 Lexington Avenue, Suite 2626, New York, New York 10170.

The shares to which this Schedule 13D relates are owned directly by Acorn.

Item 2 (d) and (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Acorn is a Delaware limited partnership, Acorn GP is a Delaware limited liability company and Hove is a citizen of the United States of America.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Acorn’s right to designate an individual to serve as a board observer in connection with the transactions contemplated by the June Purchase Agreement terminated on June 15, 2021.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

Item 5 (a) and (b). Acorn directly owns 1,331,507 shares of Common Stock of the Company, 0 shares of Series E Preferred Stock, 482,160 M Warrants, which are exercisable for 482,160 shares of Common Stock of the Company, and 1,229,506 N Warrants, which are exercisable for 1,229,506 shares of Common Stock of the Company. The aggregate 3,043,173 shares of Common Stock deemed to be beneficially owned by Acorn represents approximately 6.38% calculated based on 44,677,169 shares of the Company’s common stock, par value $0.0001 per share outstanding as of October 27, 2022, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and filed with the Commission on November 3, 2022.

Acorn GP, in its capacity as the general partner of Acorn, may be deemed to beneficially own the securities of the Company beneficially owned by Acorn.

CUSIP No. 14147L108	SCHEDULE 13D/A	Page 6 of 8 Pages

Hove in his capacity as the manager of Acorn GP, may be deemed to beneficially own the securities of the Company beneficially owned by Acorn.

Item 5 (c). The transactions in the Common Stock, which were all in the open market, and effected since this Amendment No. 1 was triggered on September 13, 2022, are set forth in Schedule A, and are incorporated herein by reference.

Item 5 (d). Not applicable.

Item 5 (e). Not applicable.

CUSIP No. 14147L108	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 26, 2023

ACORN BIOVENTURES, L.P.

By: ACORN CAPITAL ADVISORS, GP, LLC, its General Partner

By:	/s/ Anders Hove
Anders Hove, Manager

ACORN CAPITAL ADVISORS, GP, LLC

By:	/s/ Anders Hove
Anders Hove, Manager

ANDERS HOVE

/s/ Anders Hove

CUSIP No. 14147L108	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Stock effectuated by the Reporting Persons since this Amendment No. 1 was triggered on September 13, 2022. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/13/2022	(142,000)	1.98
9/14/2022	(125,000)	1.70
9/15/2022	(100,000)	1.66
9/16/2022	(100,000)	1.56
9/19/2022	(100,000)	1.67
9/20/2022	(100,000)	1.71
9/26/2022	(8,900)	1.64
9/27/2022	(50,000)	1.53
9/28/2022	(50,000)	1.61
9/29/2022	(13,412)	1.55
9/30/2022	(22,562)	1.55
10/3/2022	(75,000)	1.54
10/4/2022	(975,000)	1.64
10/5/2022	(64,525)	1.60
10/6/2022	(50,000)	1.56
10/7/2022	(8,787)	1.53
10/11/2022	(70,000)	1.54
10/14/2022	(45,319)	1.57
10/17/2022	(49,112)	1.55
10/18/2022	(16,721)	1.60
10/19/2022	(17,116)	1.56
10/20/2022	(27,486)	1.50
10/26/2022	(42,160)	1.57